Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.:000-21810

The following presentation was publicly posted by Gentherm Incorporated (“Gentherm”) on its website (https://gentherm.gcs-web.com) in connection with its fourth quarter and full year 2025 financial results conference call held on February 19, 2026. The presentation contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc., a wholly owned subsidiary of Modine Manufacturing Company (“Modine”).

2025 Fourth Quarter and Full Year ResultsFebruary 19, 2026Proprietary © Gentherm

DisclaimerNO OFFER OR SOLICITATIONThis presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) among Gentherm, Modine Manufacturing Company (“Modine”) and Modine’s Performance Technologies business (“SpinCo”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.” Participants in the SolicitationGentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.Cautionary Statement Regarding Forward-Looking StatementsExcept for historical information contained herein, statements in this presentation are forward-looking statements that are made by Gentherm Incorporated (the “Company”) pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that address future operating, financial or business performance or strategies or expectations are forward-looking statements. The forward-looking statements included in this presentation are made as of the date hereof or as of the date specified herein and are based on management’s reasonable expectations and beliefs. In making these statements we rely on assumptions and analysis based on our experience and perception of historical trends, current conditions and expected future developments, third party information and projections from sources that management believes to be reputable, as well as other factors we consider appropriate under the circumstances. Except as required by law, the Company expressly disclaims any obligation or undertaking to update any forward-looking statements to reflect any change in its strategies or expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The forward-looking statements are subject to a number of significant assumptions, risks, uncertainties (some of which are out of our control) and other factors that may cause actual results or performance to differ materially from that expressed or implied by such statements. For a discussion of these risks and uncertainties and other factors, please see the Company’s earnings release (dated February 19, 2026), most recent Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission, including “Risk Factors.” In addition, the business outlook discussed in this presentation does not include the potential impact of any business combinations, acquisitions, divestitures, strategic investments and other significant transactions that may be completed after the date hereof, each of which may present material risks to the Company’s future business and financial results. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time.Proprietary © Gentherm 2

Transforming Gentherm with UrgencygSecuring profitable revenue growth in attractive target end marketsg Cultivating a continuous improvement culture that drives operational excellence and expands marginsg Increasing focus on cash generation and asset utilizationg Executing on M&A funnel investing for growthExecuting on strategic framework to build a more resilient GenthermProprietary © Gentherm 3

GENTHERM

Reigniting Gentherm's Growth Trajectory

GENTHERM + MODINE Performance Technologies

Transformational combination creates a $2.6B thermal and flow management leader positioned for growth

Revenue Mix by End Market


3%
97%
37%
63%
Light Vehicle
Non-Light Vehicle

- ✓ Dramatically shifts exposure towards attractive end markets
- ✓ Clear value creation with identified cost synergies and compelling commercial opportunities
- ✓ Maintain strong financial position with net leverage of <1.0x

Organic growth initiatives gaining traction

Home & Office



- ✓ Selected as supplier by multiple leading furniture brands in 2025
- ✓ Rapid time to revenue with production starting in Q1 2026
- ✓ Quickly established strategic partnerships to meet growing wellness trends

Medical


ThermAffyx™

Submitted FDA 510(k) in January 2026

- ✓ Launching integrated patient warming and securement system
- ✓ First new product on roadmap leveraging automotive IP
- ✓ Initial revenue expected in 2026 with meaningful revenue contribution in coming years

Taking bold, decisive actions to position Gentherm for sustainable, profitable growth

Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Proprietary © Gentherm 4

GENTHERM

Confident in Path to Improved Financial Performance

($M)


25A-27E CAGR
THRM ~6%+
LVP ~0%
23A-25A CAGR
THRM ~1%
LVP ~1%
Revenue
$1,469
$1,456
$1,499
$1,550
~$1,700
Adj. EBITDA Margin
12.3%
12.6%
11.7%
2023
2024
2025
2026
2027

Key Drivers

- ✓ **Revenue growth accelerating into 2027**
  - \+ Strong automotive launch activity
  - \+ Adjacent market pursuits gaining traction
  - \+ New medical product entering market
- ✓ **Margin expansion foundation in place**
  - \+ Footprint transitions on track for completion by 2027
  - \+ Improved margins on pneumatics new program launches
  - \+ Leveraging scale as growth accelerates
  - \+ Improved mix as adjacent and medical businesses grow

Well-positioned to deliver meaningful revenue growth and margin expansion

Note: LVP = light vehicle production according to S&P Global report, 2026 represents mid-point of revenue guidance, 2027 represents preliminary revenue outlook

Proprietary © Gentherm

5

GENTHERM

2025 Full Year Highlights

	4Q	2025
Automotive New Business Awards	$485M	$2.2B
Product Revenues	$383M	$1.5B
Adjusted EBITDA Margin	10.6%	11.7%
Operating Cash Flow	$29M	$117M

→ Secured strategic wins with Ford F-Series & conquest Mercedes-Benz, while driving increased adoption and penetration of innovative solutions

→ Record annual revenue driven by Automotive Climate and Comfort Solutions growth over market

→ Margins impacted by temporary headwinds from footprint actions and dilution/timing of tariffs

→ Operational excellence initiatives contributed to strong cash generation in the year

Increased financial rigor and focus on cash generation in the year

Proprietary © Gentherm 6

GENTHERM

2026 Guidance & 2027 Preliminary Revenue Outlook

		As of Feb 2026	Comments
2026	Product Revenues	$1.5B – $1.6B	• ~3% growth (ex-fx) with industry light vehicle production declining ~(1%) • Mid-single digit growth over market
	Adjusted EBITDA	$175M – $195M *~12%*	• Margin expansion of ~30 bps year-over-year • Footprint actions ~60 bps drag on margins
	Adjusted Free Cash Flow	$80M – $100M	• Sequentially lower Capex of $45M – $55M • Adjusted Free Cash Flow Conversion rate of ~50%
2027	Product Revenues	~$1.7B	• High single digit growth year-over-year with industry light vehicle production increasing low single digit

- 2026 guidance based on tariffs currently in effect as of today, our current forecast of customer orders and expectations of near-term conditions, light vehicle production in our relevant markets decreasing at a low single digit rate for full year 2026 versus 2025, and a EUR to USD exchange rate of $1.16/Euro. Assumes an effective tax rate of ~30%. Does not reflect any impact from the planned combination with Modine Performance Technologies.
- The Company has not reconciled the non-GAAP forward-looking guidance included in this presentation to the most directly comparable GAAP financial measure due to the inherent difficulty of forecasting the timing and amount of certain items, such as taxes and non-recurring items, which cannot be done without unreasonable effort.

*At the mid-point of guidance

Proprietary © Gentherm 7

GENTHERM

Gentherm to Combine with Modine Performance Technologies

GENTHERM

+

MODINE *Performance Technologies*

Reverse Morris Trust (RMT) Transaction[1]

$2.6B Revenue	**13%** Adj. EBITDA Margin (Post-synergy)
$322M Adj. EBITDA (Post-synergy)	**~1.0x** Net Leverage
60% Gentherm Shareholders	**40%** Modine Shareholders

- **Accelerates Gentherm's strategic progress** by building scale in thermal management solutions and expanding its technologies and capabilities in precision flow management
- **Creates strong commercial opportunities** across blue-chip customer bases given complementary overlap between Gentherm's advanced product portfolio and technologies and Modine Performance Technologies' mission-critical engineered solutions
- **Establishes stronger foundation for continued growth** with approximately one-third of pro forma revenue from attractive power generation, commercial vehicle, and heavy-duty equipment end markets
- **Benefits from shared focus on operational excellence,** leveraging Gentherm's culture of operational excellence with Modine Performance Technologies' well-established operating system
- **Delivers ~$25 million in identified annual cost synergies** and incremental commercial opportunities through cross-selling, product integration, and entrance into new global markets, providing clear path to mid-teens Adjusted EBITDA margins
- **Generates a compelling financial profile** with strong cash flow generation and modest financial leverage, allowing capital allocation flexibility

Transaction expected to close by end of 2026

1. Intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes. Expected ownership of 60% / 40% is subject to adjustment.
Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Proprietary © Gentherm
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GENTHERM

Significant Value Creation Opportunities

Identified and Modeled Synergies

~$25M
Annual Cost Synergies

Driven by cost optimization & operational efficiencies

Purchasing	Logistics	Overhead

Incremental Commercial Opportunities → $100M+ Pipeline Identified

Product Cross-Selling

GENTHERM



Human-Centric Solutions

MODINE Performance Technologies



Commercial Vehicle (CV) & Heavy-Duty End Markets

Unlocking new opportunities for Gentherm's product portfolio

Product Integration

GENTHERM



Extensive Valve Technology

MODINE Performance Technologies



Heat Exchangers

Integrating Gentherm's leading valve technologies

New Global Markets





Accelerating Gentherm's global expansion by leveraging Modine's footprint

Proprietary © Gentherm 9

GENTHERM

Unlocking Growth and Margin Expansion


Revenue
(Adj EBITDA %)
$2.6B
MODINE Performance Technologies
GENTHERM
13% Adj EBITDA
2025
Proforma
+ Power Gen acceleration
+ Converting automotive awards
+ CV & Heavy-Duty recovery
+ Climate & Comfort adjacencies
+ Medical new product launches
Organic / Market
Opportunity
$3.4B
GENTHERM
15% Adj EBITDA
2030
Base Case
$100M+
+ Cross-selling
+ Product integration
+ New global markets
Commercial
Synergies
$3.5B+
GENTHERM
Mid to High Teens
Adj EBITDA
2030
Opportunity

Adj EBITDA $

$322M + Volume + Footprint / Operational Efficiencies + Efficient Cost Structure + Favorable Product Mix = $525M+

Expected to grow high-single digit organically through 2030 with earnings potential exceeding $0.5B

Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Proprietary © Gentherm

10

Why Gentherm?Innovative leader uniquely positioned for Continuous improvement mindset to drive Strong financial position with ability profitable growth driven by scalable margin expansion and solid cash flow to efficiently deploy capital and drive technology platforms and broad market conversion shareholder value applications Accelerating value-creation actions to deliver enhanced shareholder returns Proprietary © Gentherm 11

AppendixProprietary © Gentherm

Use of Non-GAAP Financial MeasuresIn addition to the results reported herein in accordance with GAAP, the Company has provided here or may discuss on the related conference call adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”);Adjusted EBITDA margin; adjusted earnings per share (“Adjusted earnings per share” or “Adjusted EPS”); Quarter-to-date Operating Cash Flow; Free Cash Flow; Adjusted Free Cash Flow; Adjusted Free Cash Flow Conversion rate; net capital expenditures (“net CAPEX”); Net Debt; liquidity; Net Leverage Ratio (“Net Leverage”); revenue, segment revenue and product revenue excluding foreign currency translation and other specified gains and losses; adjusted operating expenses; Pro Forma Revenue; Pro Forma Adjusted EBITDA; and Pro Forma Adjusted EBITDA Margin, each a non-GAAP financial measure. See the Company’s earnings release dated February 19, 2026, for the definitions of each non-GAAP financial measure, information regarding why the Company utilizes such non-GAAP measures as supplemental measures of performance or liquidity, and their limitations, and for certain reconciliations of GAAP to non-GAAP historical financial measures.Proprietary © Gentherm 13

2025 Full Year Financial ReviewRevenue Adjusted EBITDA Operating Cash Flow$1.5B $175M $117M+1.8% ex-FX 11.7% margin +7% vs. PY $1,456 $1,499 $182.9 $174.8 $117 $110 12.6% 11.7%2024 2025 2024 2025 2024 2025• Automotive Climate and Comfort • Temporary headwinds from footprint • Net leverage reduced to ~0.2x Solutions up 5.8% ex-FX vs. PY actions and dilution/timing of tariffs• Net capex spend down ~$13M vs PY • Planned exits in Other Automotive • Higher material costs, including mix, with continued focus on driving higher drove (~$28M) of expected declines partially offset by operating leverage utilizationFigures are presented in $ millions and % of revenue, except where noted Proprietary © Gentherm 14

Select Income Statement DataThree Months Ended December 31 Twelve Months Ended December 31(Dollars in thousands, except per share data) 2025 2024 2025 2024Product Revenues $ 382,788 $ 352,914 $ 1,498,602 $ 1,456,124 Automotive 368,889 338,834 1,448,826 1,406,278 Medical 13,899 14,080 49,776 49,846 Gross Margin 90,801 86,104 362,176 366,431 Gross Margin % 23.7% 24.4% 24.2% 25.2% Operating Expenses 73,029 62,463 279,476 259,416 Operating Income 17,772 23,641 82,700 107,015 Adjusted EBITDA 40,574 41,374 174,819 182,892 Adjusted EBITDA Margin 10.6% 11.7% 11.7% 12.6% Diluted EPS - As Adjusted $ 0.49 $ 0.29 $ 2.27 $ 2.33Proprietary © Gentherm 15

Select Balance Sheet Data(Dollars in thousands) December 31, 2025 December 31, 2024Cash and Cash Equivalents $ 160,833 $ 134,134 Total Assets 1,396,429 1,247,556 Debt 189,073 220,201 Current 73 137 Non-Current 189,000 220,064 Revolving LOC Availability 307,935 280,000Total Liquidity 468,768 414,134 Proprietary © Gentherm 16

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

GENTHERM

	Three Months Ended December 31		Twelve Months Ended December 31	
(Dollars in thousands)	**2025**	**2024**	**2025**	**2024**
Net Income	$ 2,987	$ 15,321	$ 18,285	$ 64,947
Add Back:				
Depreciation and Amortization	13,783	12,587	52,903	51,329
Income Tax Expense	7,346	20,787	17,550	37,318
Interest Expense, net	2,900	3,344	13,811	15,300
Adjustments:				
Non-Cash Stock-Based Compensation	1,731	98	12,300	10,432
Restructuring Expenses, net	1,868	768	12,476	13,110
Unrealized Currency (Gain) Loss	(95)	(16,970)	30,254	(10,719)
Merger and acquisition Expenses	5,706	–	6,563	–
Leadership Transition Expenses	834	3,802	3,769	3,802
Loss on Sale of Land and Building, net	–	–	2,196	–
Impairment of Intangible Assets and Property and Equipment	–	1,971	–	2,501
Non-Automotive Electronics Inventory Benefit	–	(103)	–	(4,554)
Other loss (gain)	3,514	(231)	4,712	(574)
Adjusted EBITDA	40,574	41,374	174,819	182,892
Product Revenues	382,788	352,914	1,498,602	1,456,124
Net Income Margin	0.8%	4.3%	1.2%	4.5%
Adjusted EBITDA Margin	10.6%	11.7%	11.7%	12.6%

Proprietary © Gentherm 17

Reconciliation of Adjusted EPSThree Months Ended December 31 Twelve Months Ended December 312025 2024 2025 2024Diluted EPS—As Reported $ 0.10 $ 0.49 $ 0.59 $ 2.06 Non-Cash Purchase Accounting Impacts 0.05 0.05 0.21 0.20 Restructuring Expenses, net 0.06 0.02 0.40 0.42 Unrealized Currency (Gain) Loss – (0.55) 0.98 (0.34) Merger and acquisition Expenses 0.18 – 0.21 –Leadership Transition Expenses 0.03 0.12 0.12 0.12 Loss on Sale of Land and Building, net – – 0.07 –Impairment of Intangible Assets and Property and Equipment – 0.06 – 0.08 Non-Automotive Electronics Inventory Benefit – – – (0.14) Other loss (gain) 0.11 (0.01) 0.15 (0.02) Tax Effect of Above (0.04) 0.10 (0.48) (0.05) Rounding – 0.01 0.02 –Diluted EPS—As Adjusted 0.49 0.29 2.27 2.33Proprietary © Gentherm 18

GENTHERM

Reconciliation of Financial Figures

Modine Performance Technologies

(Dollars in millions)	LTM September 30, 2025
Reported Revenue	**$1,129**
Less: Pro Forma Adjustments	(21)
Pro Forma Adjusted Revenue	**$1,108**
Adjusted EBITDA as per Modine Reporting	**$152**
Less: Pro Forma Adjustments	(11)
Less: Estimated Incremental Corporate Costs & Other Adjustments	(19)
Pro Forma Adjusted EBITDA (pre-synergies)	**$123**
Plus: Estimated Synergies	24
Pro Forma Adjusted EBITDA (post-synergies)	**$147**

Gentherm

(Dollars in millions)	LTM September 30, 2025
Revenue	**$1,469**
Adjusted EBITDA	**$176**

Note: Pro forma represents normalization adjustments to reflect latest business structure and go-forward operational alignment. Stock-based compensation included within Modine Performance Technologies financials.

Proprietary © Gentherm
19